UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Nyxoah SA

On July 7, 2021, Nyxoah SA (the “Company”) amended its Articles of Association to account for a capital increase of 2,835,000 new shares in connection with the Company’s initial public offering in the United States (the “Offering”). On July 9, 2021, the Company amended its Articles of Association to account for an additional capital increase of 435,250 shares, in connection with (i) the underwriters’ full exercise of the option to purchase 425,250 additional shares pursuant to the Offering and (ii) the exercise of subscription rights resulting in the issuance of 10,000 shares. A copy of the English translation of the amended Articles of Association as of July 9, 2021 is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

In addition, the Company issued three press releases: (i) on July 7, 2021, announcing the capital increase of 2,835,000 new shares in connection with the Offering; (ii) on July 8, 2021, announcing the closing of the Offering of 2,835,000 shares and the underwriters’ full exercise of the option to purchase 425,250 additional shares; and (iii) on July 9, 2021, announcing the capital increase of 435,250 new shares pursuant to (x) the full exercise of the option to purchase additional shares and (y) the exercise of subscription rights. The press releases are attached as Exhibits 99.1, 99.2 and 99.3 hereto, respectively.

The information in the attached Exhibits 99.1, 99.2 and 99.3 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall they be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

3.1	Articles of Association of Nyxoah SA, as of July 9, 2021 (English Translation)
99.1.	Press Release, dated July 7, 2021

99.2	Press Release, dated July 8, 2021

99.3	Press Release, dated July 9, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: July 9, 2021	By:	/s/ Fabian Suarez Gonzalez
	Name:	Fabian Suarez Gonzalez, acting via ActuaRisk Consulting SRL
Title: Chief Financial Officer